UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogota, July 10, 2018

In June 2018

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.4 MILLION

PASSENGERS

In June 2018, Avianca Holdings and its subsidiaries carried 2,407,870 passengers, a 7.6% decrease over the same period in 2017.

In June, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*)transported 2,407,870 passengers, a 7.6% decrease compared to June 2017. Capacity, measured in ASKs (available seat kilometers), increased 0.2%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 1.1%. The load factor for the month was 83.2%, an increase of 73 bps compared to the same period of 2017.

Domestic markets in Colombia, Peru and Ecuador

In June, the subsidiary airlines of Avianca Holdings transported within each of these markets a total of 1,375,595 travelers, down 10.6% when compared to the same period of 2017. Capacity (ASKs) decreased 9.9% while passenger traffic (RPKs) decreased 7.9%. The load factor for the month was 85.2%, an increase of 193 bps compared to the same month of 2017.

International markets

In June, the affiliated airlines of Avianca Holdings transported 1,032,275 passengers on international routes, down 3.3% when compared to the same period of 2017. Capacity (ASKs) increased 2.5%, while passenger traffic (RPKs) increased 3.2%. The load factor for the month was 82.8%, an increase of 51 bps when compared to June 2017.

Operational Statistics	June-18	June-17	ΔYOY		YTD 2018	YTD 2017	Δ YoY

Avianca Holdings (Cons.)
PAX (K)[1]	2,408	2,606	-7.6%		14,772	15,227	-3.0%
ASK (mm)[2]	4,232	4,225	0.2%		25,687	24,801	3.6%
RPK (mm)[3]	3,521	3,484	1.1%		21,303	20,317	4.8%
Load Factor[4]	83.2%	82.5%	0.7	pp	82.9%	81.9%	1	pp
Domestic Market
PAX (K)[1]	1,376	1,539	-10.6%		8,411	8,897	-5.5%
ASK (mm)[2]	725	805	-9.9%		4,551	4,900	-7.1%
RPK (mm)[3]	618	670	-7.9%		3,788	3,946	-4.0%
Load Factor[4]	85.2%	83.3%	1.9	pp	83.2%	80.5%	2.7	pp
International Market
PAX (K)[1]	1,032	1,067	-3.3%		6,361	6,330	0.5%
ASK (mm)[2]	3,507	3,420	2.5%		21,136	19,901	6.2%
RPK (mm)[3]	2,903	2,814	3.2%		17,515	16,371	7.0%
Load Factor[4]	82.8%	82.3%	0.5	pp	82.9%	82.3%	0.6	pp

1PAX: Passengers carried

2ASKs: Available Seat Kilometers

3RPKs: Revenue Passenger Kilometers

4Load Factor:Represents utilized seating capacity

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2018

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
Name: Renato Covelo
Title: Vice President Senior General Counsel